TECHNOLOGY DEVELOPMENT AGREEMENT

THIS AGREEMENT, dated as of November 10, 2016 (the “Effective Date”), is made

BETWEEN:

Kelso Technologies Inc., a company incorporated under the laws of British Columbia and having a business address at 13966 – 18B Avenue, South Surrey, British Columbia, V4A 8J1, CANADA (“Kelso”)

AND:

G & J Technologies Inc., a company incorporated under the laws of British Columbia and having a business address at 1353 Ellis Street, Suite 206, Kelowna, British Columbia, V1Y 1Z9, CANADA (“Service Provider”)

AND:

XXXXXXX,

(“XXXXX”)

WHEREAS:

A.      The Service Provider has developed technology in the area of XXXXXXXX as described in Schedule A (hereinafter the “Field of Use”).

B.      Kelso wishes to develop, improve and commercialize technology in the Field of Use. In order to do so, Kelso will engage the Service Provider to provide Services (as defined herein) related to technology development in the Field of Use.

C.      XXXXX Service Provider. XXXXX will be the main party providing the Services to Kelso.

D.      The parties wish to do all of this upon and subject to the terms and conditions set forth in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each party), the parties hereby agree as follows:

1.	INTERPRETATION

1.1	Definitions. In this Agreement, the following terms will have the following meanings:

(a)

“Applicable Laws” means laws (including common law), ordinances, by-laws, rules, regulations, orders (including court orders), interpretations, permits, licenses, judgments, decrees, injunctions, writs and orders of any governmental authority that apply to any one or more of the parties, the Services or the terms of this Agreement. For certainty, Applicable Laws include all applicable export control and anti-bribery laws.

(b)

“Developments” means all discoveries, inventions, designs, works of authorship, algorithms, drawings, compilations of information and analyses, reports, recommendations, advice, test protocols, test results, know-how, methods, processes, techniques, specifications and source code listings, Improvements and ideas (whether or not protectable by patent, design or copyright) and Intellectual Property Rights in the Field of Use, and all records and copies of records in any medium relating to the foregoing, and all embodiments of the forgoing including physical embodiments, including models and prototypes, provided that the above:

(i)	result or derive from the Services or from the Service Provider’s or XXXXX’s knowledge or use of Kelso Confidential Information;

(ii)

are conceived or made by the Service Provider or XXXXX (whether on their own or in collaboration with others) under this Agreement, including without limitation, any Technology and Intellectual Property Rights; or

(iii)

result from or derive from the Service Provider’s or XXXXX’s use or application of the resources (including without limitation, information, intellectual property, equipment, supplies, premises) of Kelso or its affiliates.

(c)	“Improvements” means any improvements, derivatives, variations, updates, modifications, and enhancements to the technologies described in Schedule A;

(d)

“Intellectual Property Rights” means all future issued patents, recorded and unrecorded, registered or unregistered copyrights, mask work rights, database rights, confidential information, trade secrets, and any other intellectual property rights relating to the Products or Technologies described in Schedule A;

(e)

“Kelso Confidential Information” means all Developments, any other information or material that relates to the business or affairs of Kelso, its affiliates, clients or suppliers and that is confidential or proprietary to, about or created by Kelso, its affiliates, clients, or suppliers and any other information or material that is not generally known or available to the public and that would be understood by the Service Provider, exercising reasonable business judgment, to be confidential or proprietary, but does not include information or material that would otherwise be Kelso Confidential Information but that:

(i)	at the time of disclosure to the Service Provider is in the public domain or thereafter enters the public domain without any act or omission of the Service Provider;

(ii)

is known or in the possession of the Service Provider prior to its receipt from Kelso or is independently developed by the Service Provider, as evidenced by the Service Provider’s business and technical records;

(iii)

is acquired by the Service Provider from a third party who to the best of the Service Provider’s knowledge (after making due inquiry) does not thereby breach an obligation of confidence to Kelso and who discloses it in good faith;

(iv)

is required to be released by the Service Provider under any applicable law, regulation or legal process, provided the Service Provider has given Kelso prior written notice sufficient to contest such requirement and provides Kelso with all reasonable assistance in contesting such requirement; or

(v)	is approved for release in writing by Kelso;

(f)

“Net Sales” means the gross revenues received by Kelso from the sale, licensing or sub- licensing of Products, less direct costs of acquiring vehicles and amounts reasonably allowed or credited due to returns and commissions;

(g)	“Products” means any products containing the Technology and developed in the Field of Use that are manufactured, used, distributed, sold, or offered for sale by Kelso; and

(h)

“Technology” means any and all knowledge, know-how and/or technique or techniques invented, development and/or acquired, being invented, developed and/or acquired by the Service Provider or Kelso relating to the Products from the Effective Date, including, without limitation, all Intellectual Property Rights, Improvements, Developments, all research, data, specifications, instructions, manuals, papers or other materials of any nature whatsoever, whether written or otherwise, relating to same.

1.2

Headings and Division. The headings used herein and the division of this Agreement into Articles, Sections and Subsections are for convenience of reference only and will not affect the interpretation hereof.

1.3	Currency. Unless otherwise indicated, all dollar amounts referred to in this Agreement are in United States dollars.

1.4

Severability. If any provision of this Agreement is held to be unenforceable, then such provision will be deleted from this Agreement and the remaining provisions will continue in full force and effect. The parties will in good faith negotiate a mutually acceptable and enforceable substitute for the unenforceable provision, which substitute will be as consistent as possible with the original intent of the parties.

1.5

Governing Law. This Agreement will in all respects be governed exclusively by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein. Subject to Section 10.12, the parties hereby irrevocably submit to the exclusive jurisdiction of the Supreme Court of British Columbia, Vancouver Registry (and the Federal Court sitting in Vancouver, British Columbia as the subject matter of a dispute may dictate) in the event of any dispute or proceeding hereunder.

2.	SERVICES

2.1

Engagement. Kelso hereby engages the Service Provider, and the Service Provider hereby accepts such engagement, to provide the services listed and described in Schedule A hereto (collectively, the “Services”). The Service Provider will use best efforts to meet deadlines provided by Kelso. Kelso will establish procedures to acceptance test the Products and the work completed by the Service Provider.

2.2

Service Provider Personnel. The Service Provider will provide to Kelso the services of XXXXX, who will have primary responsibility for provision of the Services on behalf of the Service Provider. If other Service Provider personnel are to be involved in the performance of this Agreement, then the Service Provider will in advance both obtain the prior written permission of Kelso and ensure that such other Service Provider personnel are sufficiently obligated to the Service Provider that the Service Provider can fully meet its obligations under this Agreement, including its obligations under Articles 4, 5 and 6.

2.3

XXXXX Acknowledgment. XXXXX accepts primary responsibility for the provision of the Services to Kelso on behalf of the Service Provider. XXXXX acknowledges having read and understood this Agreement, and will act in good faith to fulfill the obligations of the Service Provider and to not frustrate the fulfillment of the obligations of the Service Provider.

2.4

No Subcontracting. The Service Provider has no right to use third parties in performance of its obligations and services under this Agreement without Kelso’s prior written consent. Notwithstanding any consent that may be provided by Kelso under this Section, the Service Provider will be fully responsible for all acts and omissions of its subcontractors and must in advance ensure any such subcontractor is sufficiently obligated to the Service Provider that the Service Provider can fully meet its obligations under this Agreement, including its obligations under Articles 4, 5 and 6.

2.5

Quality of Services. The Service Provider will cause its personnel and subcontractors to perform the Services to the level of competence and skill reasonably expected from other persons who have similar skills, experience and reputation.

2.6

Service Provider to Comply with Kelso Rules, Regulations and Policies. The Service Provider will comply at all times with Kelso’s rules, regulations and policies regarding safety, security and conduct. The parties will further put into place protocols to ensure compliance with all Applicable Laws with respect to the Services and the Products.

2.7

Quality Control and Product Development. Given XXXXX’s extensive knowledge in the Field of Use, Kelso permits XXXXX to reasonably audit the use of the Technology and the Products by Kelso. In connection with such audit rights, Kelso reserves the right to provide access to information and its premises to XXXXX at its sole discretion. XXXXX, Service Provider and Kelso will jointly develop quality control procedures for manufacturing of Products and testing protocols for all Products. All such procedures and protocols will be owned by Kelso and any interest of Service Provider and XXXXX in such procedures and protocols will be assigned to Kelso by XXXXX and Service Provider as Developments under this Agreement.

2.8

Right of First Refusal. Service Provider and XXXXX hereby grant Kelso a right of first refusal to license and the right to commercially develop any new technologies or inventions created by Service Provider or XXXXX for any industrial applications in any field outside of the Field of Use and any products or technology not specified in Schedule A. If Service Provider or XXXXX intend to sell an interest (or grant a license) in such new technology or invention or a product or technology not specified in Schedule A (collectively, the “New Technology”), Service Provider or XXXXX (as applicable) will offer the New Technology on specified terms to Kelso and Kelso will have thirty (30) days to provide written notice that it will purchase or license the New Technology on the indicated terms (“Right of First Refusal”). The parties will then, within sixty (60) days, negotiate the terms of the sale or license (the "Terms”), and complete such sale or license within the subsequent thirty (30) days. lf Kelso does not provide written notice to purchase or license the New Technology, or if the parties cannot agree on the final Terms, the Service Provider or XXXXX (as applicable) may negotiate with a third party and sell or license the New Technology on terms no more favorable to the third party than those offered to Kelso for a period of up to six (6) months. If no sale or license has occurred within six (6) months, the Right of First Refusal will apply for any further offers of sale or license for the New Technology.

3.	COMPENSATION AND PAYMENT TERMS

3.1	Compensation. In consideration for the full performance of the Services in accordance with this Agreement and the assignment of the Developments, Kelso will pay to the Service Provider:

(a)

during the Term (provided that Service Provider continues to actively provide the Services, to be determined at the sole discretion of Kelso), ten thousand Dollars ($10,000) to the Service Provider per month, payable monthly in arrears after presentation of an invoice on the last business day of each calendar month;

(b)	the following payments (to be paid within thirty (30) days of achievement of the specific milestone referenced below (collectively the “Milestones”)):

(i)	twenty-five thousand Dollars ($25,000) on the Effective Date (“Milestone 1”);

(ii)	twenty-five thousand Dollars ($25,000) on the filing of the first new patent application by Kelso in the Field of Use and related to the Products (“Milestone 2”);

(iii)	twenty-five thousand Dollars ($25,000) on the successful completion of a commercially viable production prototype for the first Product (“Milestone 3”), and

(iv)	twenty-five thousand Dollars ($25,000) on the completion of the sale of the first ten (10) commercial vehicles incorporating the Products (“Milestone 4”); and

(c)	a royalty rate of two and a half percent (2.5%) on the Net Sales earned by Kelso, to be paid within thirty (30) days of the end of each calendar quarter (“Royalties”).

3.2	Shares. As further consideration, and subject to compliance with Section 3.3, Kelso will issue one million (1,000,000) Common Shares of Kelso to be released as follows:

(a)	two hundred and fifty thousand (250,000) Common Shares on Milestone 1;

(b)	two hundred and fifty thousand (250,000) Common Shares within thirty (30) days of the achievement of Milestone 2;

(c)	two hundred and fifty thousand (250,000) Common Shares within thirty (30) days of the achievement of Milestone 3; and

(d)	two hundred and fifty thousand (250,000) Common Shares within thirty (30) days of the achievement of Milestone 4.

Service Provider shall not be entitled to any payments under Section 3.1(b) or any release of shares under this Section 3.2 if this Agreement is terminated prior to the completion of any Milestone (except Milestone 1), such completion to be determined at the mutual agreement of Kelso and the Service Provider.

3.3

Prospectus Exemption. Service Provider acknowledges that Kelso has advised Service Provider that Kelso will issue the Common Shares to the Service Provider under exemptions from the prospectus requirements of applicable federal and state securities laws of the United States and the applicable securities laws of Canada. To evidence, among other things, the Service Provider’s eligibility for such exemptions, the Service Provider will deliver a fully completed and executed Canadian Investor Questionnaire in the form attached hereto as Schedule B to Kelso on execution of this Agreement, and the availability of an exemption from prospectus requirements for issuance of Common Shares will be a condition precedent this Agreement. In addition, the Service Provider acknowledges that the Common Shares will be issued with a restrictive legend which restricts resale of the Common Shares. The Service Provider has sought and obtained legal advice as to its ability to and obligations upon resale of the Common Shares.

3.4

Expenses. The Service Provider will be responsible for all costs associated with the performance of the Services, except that Kelso will reimburse the Service Provider for any actual out-of- pocket expenses incurred by the Service Provider, which are approved by Kelso in writing before being incurred. Kelso will reimburse the Service Provider for all such expenses, at cost, upon presentation of an invoice with attached receipts.

3.5	Travel. All travel, and the arrangements, reservations, costs and payments associated therewith, will be in compliance with the then current travel policies of Kelso.

3.6

Taxes. Kelso will pay all Goods and Services Tax (“GST”) and Provincial Sales Tax (“PST”) applicable to payments to the Service Provider. The Service Provider agrees to remit all applicable GST and PST to the applicable taxing authority within the time limited therefor.

3.7

Service Provider Responsible for its Employee and Subcontractors. The parties agree that neither the Service Provider nor those of its personnel or subcontractors who deliver the Services to Kelso are employees of Kelso. The Service Provider will be responsible for all aspects of the payment of salaries to personnel retained by it, including, without restricting the generality of the foregoing, the responsibility for deductions at source for such matters as income tax, Employment Insurance, Canada Pension Plan, and, where required, will be required to provide holidays with pay or make payment on account of vacations with pay. The Service Provider is solely responsible for the Service Provider’s registration and payment of assessments for coverage with WorkSafeBC; if requested by Kelso, the Service Provider will provide proof of coverage.

3.8

Other Costs. Except as otherwise provided in this Agreement, each party agrees to bear its own costs and expenses in connection with preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant thereto, including, but not limited to, legal and accounting fees and expenses. Kelso will assume all costs related to patent filings for the Products and Technology.

3.9

Audit. Kelso will provide quarterly reports regarding the calculation of Royalties. Kelso will keep, or cause to be kept, accurate books and records in sufficient detail to enable the calculation of Royalties to be verified and compared to the quarterly reports. Kelso will retain, or will cause to be retained, all books and records for at least three (3) years after the payment of such Royalties. During the Term and for a one (1) year period thereafter, Kelso will, no more frequently than once annually, permit a third party accountant selected by Service Provider to conduct an examination or audit of the books and records of Kelso for the purpose of verifying the accuracy of Royalties paid under this Agreement. Any such examination or audit will be at Service Provider’s expense; however, if an examination or audit reveals underpayment of five percent (5%) or more in any calendar year or greater audit period, Kelso will pay Service Provider’s reasonable out-of-pocket third party costs of the inspection and/or audit. Kelso will promptly pay to Service Provider any underpayment identified in such an audit.

4.	REPRESENTATIONS AND WARRANTIES OF SERVICE PROVIDER AND XXXXX

4.1	Representations and Warranties. The Service Provider and XXXXX hereby jointly and severally represent and warrant to Kelso as follows:

(a)	the Service Provider and XXXXX will perform the Services in a competent and professional manner;

(b)	the Service Provider and XXXXX have the right to provide the Services provided under this Agreement without violation of obligations to others;

(c)

all information, advice, information, documents, Developments, Intellectual Property Rights, Technology and Services delivered or provided by the Service Provider or XXXXX under this Agreement may be used, made, owned, licensed, distributed and sold fully and freely by Kelso and its subsidiaries and affiliates;

(d)

neither the Service Provider nor XXXXX has used and will not use, while performing the Services, any materials or documents of another company that the Service Provider or XXXXX are under a duty not to disclose;

(e)

the Service Provider and XXXXX understands that, while performing the Services, the Service Provider and XXXXX will not breach any obligation or confidence or duty the Service Provider or XXXXX may have to a former client or employer;

(f)

the Service Provider and XXXXX will not use or cause to be incorporated in any of the Service Provider work product, any data, software, information, inventions, designs, techniques, know-how or intellectual property that the Service Provider, XXXXX or Kelso does not have the right to use; and

(g)

the Service Provider and XXXXX will comply with all applicable federal, provincial, state and local laws, regulations, ordinances and codes of any country and professional association having jurisdiction over the Services or any part thereof.

5.	OWNERSHIP

5.1

Title. The Service Provider and XXXXX acknowledge and agree that all Kelso Confidential Information is proprietary to Kelso and includes commercially valuable intellectual property and trade secrets of Kelso and/or intellectual property that Kelso has the right to make, use, sell, license and distribute. The Service Provider and XXXXX acknowledge and agree that neither of them acquires any title to any Kelso Confidential Information. Kelso will own all Technology, Improvements, Developments and Intellectual Property Rights therein for all Products developed under Schedule A of this Agreement by either Kelso, Service Provider or XXXXX. Service Provider and XXXXX agree to execute any and all documents to evidence this ownership, consistent with their obligations under Section 5.5.

5.2

Assignment of Rights. The Service Provider and XXXXX hereby assign and transfer (and agree to assign and transfer) to Kelso, irrevocably and absolutely, all right, title and interest throughout the world in and to all Developments, free and clear of all liens, encumbrances and third party interests, and will cause its personnel and subcontractors to comply with this provision. XXXXX will be named as an inventor for all patent filings related to the Technology, where XXXXX acted as inventor.

5.3

Waiver of Moral Rights. The Service Provider will obtain from all individuals creating Developments on its behalf an irrevocable waiver of all moral and other similar rights relating to the Developments, including the rights of paternity, integrity and association, and confirms that Kelso may use and modify the Developments for Products and Technology described in Schedule A for any purpose as it sees fit. XXXXX hereby waives (and agrees to waive) all moral and similar rights relating to the Developments for Products and Technology described in Schedule A including the rights of paternity, integrity and association, and confirms that Kelso may use and modify the Developments for any purpose as it sees fit.

5.4

Disclosure of Developments. The Service Provider and XXXXX will disclose and deliver to Kelso all Developments and Technology promptly upon the creation thereof, and agree that no intellectual property rights in the Developments or Technology are or will be retained by the Service Provider or XXXXX, and Service Provider will cause its personnel and subcontractors to comply with this provision.

5.5	Execution of Documents. When requested by Kelso from time to time, each of the Service Provider and XXXXX will:

(a)

execute and deliver to Kelso all instruments that Kelso may reasonably require to effect, perfect, register, or record its interest in, or to patent, any Developments or Technology, in Kelso’s name, absolutely, free and clear of all liens, encumbrances and third party interests, including the Form of Assignment attached hereto as Schedule C to this Agreement or equivalent conveyance as determined by Kelso in its sole discretion;

(b)

execute and deliver to Kelso all additional documents that Kelso, acting reasonably, considers necessary or desirable to obtain, maintain, or enforce its rights and interests in any Developments or Technology in connection with any interference, litigation, opposition, or any other judicial or administrative proceeding to which those Developments or Technology may be relevant; and

(c)	take any other steps reasonably required by Kelso for those purposes,

and Service Provider will cause its personnel and subcontractors to do so, all provided that Kelso will pay for the Services Provider’s reasonable expenses incidental to those activities approved in advance by Kelso.

5.6

Power of Attorney. If the Service Provider or XXXXX, as the case may be, refuses or fails to execute and/or deliver any further documents and assurances whenever requested by Kelso in accordance with Section 10.3, this Agreement will constitute a power of attorney granting to Kelso the right to execute and deliver on behalf of the Service Provider or XXXXX, as the case may be, all such further documents and assurances that Kelso may deem necessary or expedient to effect the purposes and intent of this Agreement.

5.7

Trust. If any right, title or interest throughout the world in and to any of the Developments or Technology is not effectively transferred to Kelso, then the Service Provider or XXXXX, as the case may be, will hold as bare trustee in trust for, and at the sole cost of, Kelso, all such right, title and interest until they are effectively transferred to Kelso.

6.	KELSO CONFIDENTIAL INFORMATION.

6.1

General. The Service Provider and XXXXX agree that all Kelso Confidential Information, whether developed by it or by others employed or engaged by or associated with Kelso or its affiliates or clients, is the exclusive and confidential property of Kelso or its affiliates or clients, as the case may be, and will at all times be regarded, treated and protected as such, as provided in this Agreement.

6.2

Obligations of Confidentiality. The success of Kelso is dependent upon the ability to protect Kelso Confidential Information from disclosure. In view of the foregoing, the Service Provider and XXXXX agree that:

(a)

at all times during and after the Term, it hold all Kelso Confidential Information in confidence and will not disclose any Kelso Confidential Information to any person other than Kelso or its affiliates (other than as minimally necessary to provide the Services) without first obtaining Kelso’s prior written consent, and the Service Provider and XXXXX will take all reasonable precautions to prevent inadvertent disclosure of any Kelso Confidential Information; and

(b)

promptly upon any termination of this Agreement, or upon request by Kelso, it will deliver to Kelso all documents and other material in its possession or under its control relating to Kelso, including items that contain, reveal or embody Kelso Confidential Information or other intellectual or other proprietary assets of Kelso.

6.3

Confidential Information of Third Parties. The Service Provider and XXXXX understand that Kelso may have in its possession from time to time information belonging to third parties or that is claimed by third parties to be confidential or proprietary and that Kelso has agreed to keep confidential. The Service Provider and XXXXX acknowledge that all such information is Kelso Confidential Information for the purposes of this Agreement.

7.	TERM AND TERMINATION

7.1	Term. The term of this Agreement will commence on the Effective Date and will continue unless terminated in accordance with Section 7.2.

7.2	Termination. Without limiting the remedies otherwise available under this Agreement or at law or equity, this Agreement may be terminated prior to expiry of the Term as follows:

(a)	by Kelso, immediately if Technology or Products are proven by Kelso to infringe the intellectual property rights of any third party;

(b)	by Kelso, thirty (30) days following a material breach of this Agreement by Service Provider and failure to rectify such breach within thirty (30) days written notice to the Service Provider; and

(c)	by the Service Provider, thirty (30) days following a material breach of this Agreement by Kelso and failure to rectify such breach within thirty (30) days written notice to Kelso.

7.3	Effect of Termination. Upon termination of this Agreement for any reason, each party will cooperate with the other in effecting an orderly transition under this Agreement and, in particular:

(a)	Kelso will pay all undisputed amounts owing to the Service Provider under this Agreement;

(b)	the Service Provider will deliver to Kelso:

(i)	all Kelso Confidential Information in its possession or control;

(ii)	all documents pertaining to this Agreement, including, but not limited to, all books of account, correspondence and contracts, not including this Agreement;

(iii)

all other work product pertaining to this Agreement, including incomplete, interim, rough-work, investigative, exploratory, and supporting work product, including drawings, models, samples and prototypes, whether physical or virtual, including without limitation all Technology, Developments, Intellectual Property Rights and Products, and

(iv)	all equipment and any other property belonging to Kelso.

7.4

Survival. Articles 1, 4, 5, 6, 8 and 9 and Sections 3.1(c), 3.9, 7.3, 7.4, 10.2, 10.3, 10.12 and such other provisions as may reasonably be expected to remain in force, will survive the expiry or termination of this Agreement and will remain in full force and effect following such expiry or termination. The expiry or termination of this Agreement will not affect the rights of a party to make a claim for damages arising from a breach of any provision of this Agreement that occurred prior to such expiry or termination.

8.	INDEMNIFICATION

8.1

Indemnification. Service Provider and XXXXX will jointly and severally defend, indemnify, and hold harmless Kelso, its affiliates, their respective directors, officers and employees (the “Indemnified Party”) from and against any and all suits, losses, claims (including third-party claims), actions, damages, investigations, liabilities, costs and expenses (including reasonable legal and professional fees and expenses) (collectively the “Losses”) suffered by, imposed upon or asserted against any of them as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)	any breach or inaccuracy of any representation, warranty, covenant or obligation given by Service Provider or XXXXX contained in this Agreement;

(b)	the negligence, wilful or reckless misconduct on the part of Service Provider or XXXXX; and

(c)	any breach of Applicable Law by Service Provider or XXXXX; and

(d)	any claim against Kelso that the Products or Technology described in Schedule A infringe the intellectual property rights of any third party.

8.2

Notification. Service Provider's and XXXXX’s indemnification obligations under this Section will be subject to the Indemnified Party giving Service Provider and XXXXX prompt notice of the claim to be indemnified, including, its factual basis and amount claimed if known, cooperating with Service Provide and XXXXX at its expense in the defense of such claim, at the expense of Service Provider and XXXXX, and giving Service Provider and XXXXX the right to control the defense and settlement of the claim; provided that no claim will be settled by Service Provider or XXXXX without the Indemnified Party’s prior consent. The Indemnified Party will be entitled to participate in the defense of such claim at its own expense. Each party agrees to notify the other of any infringement of the intellectual property rights of any other party.

8.3	Insurance. Kelso will obtain an appropriate amount of intellectual property insurance and bear that cost.

9.	RESTRICTIVE COVENANTS

9.1

Non-Compete. The Service Provider and XXXXX will not provide services similar to the Services to any other party during the Term of this Agreement. Additionally, the Service Provider and XXXXX covenant and agree, that during the Term of this Agreement and for the period commencing on the termination of this Agreement and for a period of twelve (12) months thereafter, not to, directly or indirectly, whether as owner, shareholder, director, agent, officer, employee, consultant, independent contractor or in any other capacity, of a corporation, partnership or proprietorship:

(a)

compete with, or engage or be engaged, concerned or interested in or advise, lend money to, guarantee the debts or obligations of or permit their names to be used or employed by any person engaged in any aspect of supplying products or services competitive with the Products, the Technology or Services in any area where Kelso carries on the business of selling the Products or the Technology as of the date of termination of this Agreement; or

(b)

without the prior written consent of Kelso, accept employment with any existing or prospective person, firm, corporation or other entity who is a customer or client of Kelso on the date of termination of this Agreement.

9.2

Non-Solicitation of Customers. During the Term and for a period of twelve (12) months immediately following any termination of this Agreement, the Service Provider will not, directly or indirectly, contact or solicit any customer or potential customer of Kelso with whom or with which the Service Provider had material contact during the Term for the purpose of selling or supplying to such customers or potential customers, any products or services that are competitive with the Products.

9.3

Non-Solicitation of Service Providers/Contractors. During the Term and for a period of twelve (12) months immediately following any termination of this Agreement, the Service Provider will not, directly or indirectly, hire any employees of or consultants to Kelso, or solicit or induce or attempt to induce any persons who were employees of or consultants to Kelso at the time of such termination or during the period of ninety (90) days immediately preceding such termination, to terminate or breach their employment or consulting agreement with Kelso.

9.4

Non-Disparagement. The Service Provider and XXXXX agree that, both during and after the Term, they will not, on their own behalf or on behalf of or in connection with any other person, directly or indirectly, in any capacity whatsoever, engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including without limitation the repetition or distribution of derogatory rumours, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or goodwill of Kelso or any of their affiliates.

9.5	Survival. The provisions of this Article 9 will survive any termination of this Agreement.

9.6

Reasonableness. The Service Provider and XXXXX acknowledge and agree that the geographic area of restriction and time limits set forth above in this are reasonable and properly required for the adequate protection of Kelso’s business. The Service Provider and XXXXX acknowledge and agree that they have had the opportunity to seek independent legal advice with respect to the matters addressed in this Agreement, and specifically this Article 9, and the Service Provider and XXXXX acknowledge that they fully understand and agree to the reasonableness of this Agreement and the terms of this Article .

9.7

If the geographic area of restriction and/or the time limits set forth above in this Article 9 will be deemed or determined to be unreasonable or unenforceable by a Court of competent jurisdiction, the Service Provider and XXXXX agree and submit to the reduction of the geographic area of restriction and/or time limitation to such geographic area of restriction and time limitation as the Court will deem to be reasonable and enforceable.

10.	GENERAL TERMS

10.1

Negotiated Agreement. The parties agree that this Agreement has been the subject of discussion and negotiation and is fully understood by the parties, and that the terms and conditions set forth in this Agreement were arrived at in consideration of each of such provisions.

10.2

Equitable Relief. The Service Provider agrees that all restrictions in this Agreement are reasonable and valid. The Service Provider acknowledges that a violation of any of the provisions of this Agreement will result in immediate and irreparable damage to Kelso. The Service Provider agrees that in the event of such violation Kelso will, in addition to any other rights and remedies, be entitled to equitable relief by way of temporary or permanent injunction and to such other remedy as any court of competent jurisdiction may deem just and proper.

10.3

Further Assurances. Each of the parties will from time to time promptly and duly execute and deliver all documents and take such action as may be necessary or desirable in order to effectively carry out the intent and purposes of this Agreement and the Services, to protect the interests of the parties hereto and to establish, protect and perfect the rights, remedies and interests granted or intended to be granted hereunder.

10.4	Relationship of Parties. The Service Provider is an independent contractor of Kelso and has no authority to bind Kelso or otherwise incur liability on behalf of Kelso.

10.5	Time of the Essence. Each party acknowledges that time is of the essence in performance of its obligations under this Agreement.

10.6

No Waiver. The failure of a party to insist upon strict performance of any of the terms and conditions herein will not be deemed a waiver of any rights or remedies that a party has and will not be deemed a waiver of any subsequent default of the terms and conditions hereof.

10.7

No Publicity. No party will publicize the existence of or the terms and conditions of this Agreement, give any press interviews regarding it, or use the name of the other in any marketing activities or press releases, except with the prior written consent of the other parties.

10.8

Assignment. Subject to the restrictions in this Section, this Agreement will be binding upon the parties and their respective successors and assigns. Neither the Service Provider nor XXXXX may assign this Agreement without the prior written consent of Kelso.

10.9

Entire Agreement. This Agreement cancels and supersedes any existing Agreement or other arrangement, understanding or communication between the parties, whether oral, written, implied or constructive, and, in combination with all agreements, schedules, exhibits and instruments referred to herein and therein contains the entire Agreement and obligation between the parties with respect to its subject matter.

10.10

Amendment. No provision of this Agreement may be changed, modified or amended from time to time unless with the express written agreement of the parties. Notwithstanding the foregoing, specific services tabulated in Schedule A may be added and amended by the agreement of Kelso and the Service Provider.

10.11

Notices. Any notice or other writing required or permitted to be given under this Agreement or for the purposes hereof will be sufficiently given if delivered by hand or by prepaid overnight commercial courier to the party to whom it is given, addressed to such party at:

if to Kelso:	Kelso Technologies Inc.
13966 – 18B Avenue
South Surrey, BC V4A 8J1

Attention: Tony Andrukaitis

if to Service Provider:	G & J Technologies Inc.
1353 Ellis Street, Suite 206
Kelowna, BC V1Y 1Z9

Attention: XXXXX

if to XXXXX:

Any notice delivered by hand will be deemed to have been given immediately and any notice delivered by pre-paid overnight commercial courier will be deemed to have been given on the first business day next following the date of delivery of such notice to, or pick-up by, the overnight commercial courier service. A party may change the address for notices under this Section by delivery of a notice in writing in accordance with this Section.

10.12

Arbitration. All disputes arising out of or in connection with this contract, or in respect of any defined legal relationship associated therewith or derived therefrom, will be referred to and finally resolved by arbitration of a single arbitrator under the Rules of Procedure of the British Columbia International Commercial Arbitration Centre. The appointing authority will be the British Columbia International Commercial Arbitration Centre. The place of arbitration will be Vancouver, British Columbia, Canada. The decision of the arbitrator will be binding upon both parties and no appeal will lie therefrom. Notwithstanding the above arbitration provision, nothing herein will preclude a party from applying to a Court of competent jurisdiction for an order enjoining any activity by another party pending the hearing of the arbitration.

10.13

Counterparts. This Agreement may be executed in counterpart and such counterparts together will constitute a single instrument. Delivery of an executed counterpart of this Agreement by electronic means, including by facsimile transmission or by electronic delivery in a format capable of producing a printed copy, will be equally effective as delivery of a manually executed counterpart hereof. The parties acknowledge and agree that in any legal proceedings between them respecting or in any way relating to this Agreement, each waives the right to raise any defence based on the execution hereof in counterparts or the delivery of such executed counterparts by electronic means.

IN WITNESS WHEREOF the parties have executed and delivered this Agreement as of the Effective Date.

KELSO TECHNOLOGIES INC.			G & J TECHNOLOGIES INC.

Per:			Per:
	James Bond, CEO			Peter McFadden, President
	Authorized Signatory			Authorized Signatory

Per:
Tony Andrukaitis, COO
Authorized Signatory

Witness:		)
		)		XXXXX
Name:		)

Schedule A

DESCRIPTION OF SERVICES

Description of Services

This page has been redacted to keep the technology confidential until such time that Kelso has filed the patent applications.

•	provide training and advisory services to Kelso on the Products and Technology, including without limitation, any assistance required by Kelso to manufacture, develop or sell the Products;

•	provide end user and customer support as requested by Kelso; and

•	any other services normally associated with technology development services and as Kelso may request from time to time.

Schedule B

CANADIAN INVESTOR QUESTIONNAIRE

(ALBERTA, BRITISH COLUMBIA, MANITOBA, NEWFOUNDLAND AND LABRADOR,
NEW BRUNSWICK, NOVA SCOTIA, ONTARIO, PRINCE EDWARD ISLAND, QUEBEC, AND
SASKATCHEWAN)

TO:	KELSO TECHNOLOGIES INC. (the “Issuer”)

RE:	Purchase of common shares (the “Shares”) of the Issuer

Capitalized terms used in this Canadian Questionnaire (this “Questionnaire”) and not specifically defined have the meaning ascribed to them in the Private Placement Subscription Agreement between the Subscriber and the Issuer to which this Exhibit A is attached.

In connection with the purchase by the Subscriber (being the undersigned, or if the undersigned is purchasing the Shares as agent on behalf of a disclosed beneficial Subscriber, such beneficial Subscriber, will be referred herein as the “Subscriber”) of the Shares, the Subscriber hereby represents, warrants and certifies to the Issuer that the Subscriber:

(i)	is purchasing the Shares as principal (or deemed principal under the terms of National Instrument 45-106 – Prospectus Exemptions adopted by the Canadian Securities Administrators (“NI 45- 106”));

(ii)	(A)	is resident in or is subject to the laws of one of the following (check one):

[ ] Alberta	[ ] New Brunswick	[ ] Prince Edward Island

[ ] British Columbia	[ ] Nova Scotia	[ ] Quebec

[ ] Manitoba	[ ] Ontario	[ ] Saskatchewan

[ ] Newfoundland and Labrador

[   ] United States: _________________________ (List State of Residence)

or

(B)	[ ] is resident in a country other than Canada or the United States; and

(iii)	has not been provided with any offering memorandum in connection with the purchase of the Shares.

In connection with the purchase of the Shares of the Issuer, the Subscriber hereby represents, warrants, covenants and certifies that the Subscriber meets one or more of the following criteria:

I.	SUBSCRIBERS PURCHASING UNDER THE “ACCREDITED INVESTOR” EXEMPTION

(a)

the Subscriber is not a trust company or trust company registered under the laws of Prince Edward Island that is not registered or authorized under the Trust and Loan Companies Act (Canada) or under comparable legislation in another jurisdiction of Canada,

(b)

____________ the Subscriber is an “accredited investor” within the meaning of NI 45-106, by virtue of satisfying the indicated criterion as set out in Appendix “A” to this certificate (YOU MUST ALSO INITIAL OR PLACE A CHECK-MARK ON THE APPROPRIATE LINE IN APPENDIX “A” ATTACHED TO THIS CERTIFICATE), and

(c)

if the Subscriber is an “accredited investor” within the meaning of NI 45-106 by virtue of satisfying the indicated criterion as set out in paragraphs (d), (f) or (g) of Appendix “A” to this certificate, the Subscriber has provided the Issuer with the signed risk acknowledgment form set out in Appendix “B” to this certificate;

II.	SUBSCRIBERS PURCHASING UNDER THE “FAMILY, FRIENDS AND BUSINESS ASSOCIATES” EXEMPTION

(a)	the Subscriber is (please initial or place a check-mark on the appropriate line below and provide the requested information, as applicable):

(i)	____________ a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer,

(ii)

____________ a spouse, parent, grandparent, brother, sister, child or grandchild of ________________________________________________ (name of person) a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer,

(iii)

____________ a parent, grandparent, brother, sister, child or grandchild of the spouse of ________________________________________________ (name of person) a director, executive officer or control person of the Issuer, or of an affiliate of the Issuer,

(iv)

____________ a close personal friend (see guidance on making this determination that starts on page 6 below) of ________________________________________________ (name of person), a director, executive officer, founder or control person of the Issuer, or of an affiliate of the Issuer, and has been for years based on the following factors

________________________________________________(explain the nature of the close personal friendship),

(v)

____________ a close business associate (see guidance on making this determination that starts on page 6 below) of ________________________________________________ (name of person), a director, executive officer, founder or control person of the Issuer, or of an affiliate of the Issuer, and has been for years based on the following factors

________________________________________________(explain the nature of the close business association),

(vi)	____________ a founder of the Issuer or a spouse, parent, grandparent, brother, sister, child, grandchild, close personal friend or close business associate (see guidance on making these determinations that starts on page 5 below) of __________________________________ (name of person), a founder of the Issuer, and, if a close personal friend or close business associate of such person, has been for __________________________ years based on the following factors

________________________ (explain the nature of the close personal friendship or business association),

(vii)	____a trust or estate of which all of the beneficiaries or a majority of the trustees or executors are persons or companies described in subsections II(a)(i) to II(a)(viii) above; or

(viii)	_____a company of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons or companies described in subsections II(a)(i) to II(a)(vii) above.

(b)

if the Subscriber is resident in the Province of Ontario or is subject to the securities laws of the Province of Ontario, the Subscriber has provided the Issuer with a signed risk acknowledgement form (to be provided by the Issuer on request);

(c)

if the Subscriber is resident in the Province of Saskatchewan or is subject to the securities laws of the Province of Saskatchewan, and the Subscriber is relying on the indicated criterion as set out in subsections II(a)(iv), II(a)(v) or II(a)(viii) or II(a)(ix) if the distribution is based in whole or in part on a close personal friendship or a close business association, the Subscriber has provided the Issuer with a signed risk acknowledgement form (to be provided by the Issuer on request);

III.	MINIMUM AMOUNT INVESTMENT

(b)	the Subscriber is not an individual as that term is defined in applicable Canadian securities laws,

(c)	the Subscriber is purchasing the Shares as principal for its own account and not for the benefit of any other person,

(d)	the Shares have an acquisition cost to the Subscriber of not less than $150,000, payable in cash at the Closing, and

(e)

the Subscriber was not created and is not being used solely to purchase or hold securities in reliance on the prospectus exemption provided under Section 2.10 of NI 45-106, it pre-existed the Offering and has a bona fide purpose other than investment in the Shares.

For the purposes of the Canadian Investor Questionnaire and Appendix “A” attached to the Canadian Investor Questionnaire:

(a)	an issuer is “affiliated” with another issuer if

(i)	one of them is the subsidiary of the other, or

(ii)	each of them is controlled by the same person;

(b)	“control person” means

(i)	a person who holds a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, or

(ii)

each person in a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, which holds in total a sufficient number of the voting rights attached to all outstanding voting securities of an issuer to affect materially the control of the issuer, and, if a person or combination of persons holds more than 20% of the voting rights attached to all outstanding voting securities of an issuer, the person or combination of persons is deemed, in the absence of evidence to the contrary, to hold a sufficient number of the voting rights to affect materially the control of the issuer;

(c)	“director” means

(i)	a member of the board of directors of a company or an individual who performs similar functions for a company, and

(ii)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company;

(d)	“eligibility adviser” means

(i)	a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed; and

(ii)

in Saskatchewan or Manitoba, also means a lawyer who is a practicing member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not:

(A)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders or control persons, and

(B)

have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months;

(e)	“executive officer” means, for an issuer, an individual who is

(i)	a chair, vice-chair or president,

(ii)	a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

(iii)	performing a policy-making function in respect of the issuer;

(f)	“financial assets” means

(i)	cash,

(ii)	securities, or

(iii)	a contract of insurance, a deposit or an evidence of a deposit that is not a security for the purposes of securities legislation;

(g)	“foreign jurisdiction” means a country other than Canada or a political subdivision of a country other than Canada;

(h)	“founder” means, in respect of an issuer, a person who,

(i)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(ii)	at the time of the distribution or trade is actively involved in the business of the issuer;

(i)

“fully managed account” means an account of a client for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction;

(j)	“individual” means a natural person, but does not include

(i)	a partnership, unincorporated association, unincorporated syndicate, unincorporated organization or trust, or

(ii)	a natural person in the person's capacity as a trustee, executor, administrator or personal or other legal representative;

(k)

“investment fund” means a mutual fund or a non-redeemable investment fund, and, for great certainty in British Columbia, includes an employee venture capital corporation and a venture capital corporation as such terms are defined in National Instrument 81-106 Investment Fund Continuous Disclosure;

(l)	“jurisdiction” or “jurisdiction of Canada” means a province or territory of Canada except when used in the term foreign jurisdiction;

(m)	“non-redeemable investment fund” means an issuer:

(i)	whose primary purpose is to invest money provided by its securityholders;

(ii)	that does not invest

(A)	for the purpose of exercising or seeking to exercise control of an issuer, other than an issuer that is a mutual fund or a non-redeemable investment fund, or

(B)	for the purpose of being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and

(iii)	that is not a mutual fund;

(n)	“person” includes

(i)	an individual;

(ii)	a corporation;

(iii)	a partnership, trust, fund and an association, syndicate, organization or other organized group of persons, whether incorporated or not; and

(iv)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative;

(o)	“related liabilities” means

(i)	liabilities incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(ii)	liabilities that are secured by financial assets; and

(p)	“spouse” means, an individual who,

(i)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(ii)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(iii)	in Alberta, is an individual referred to in paragraph (i) or (ii), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta).

Guidance on Close Personal Friend and Close Business Associate Determination

A “close personal friend” of a director, executive officer, founder or control person of an issuer is an individual who knows the director, executive officer, founder or control person well enough and has known them for a sufficient period of time to be in a position to assess their capabilities and trustworthiness and to obtain information from them with respect to the investment.

The following factors are relevant to this determination:

(a)	the length of time the individual has known the director, executive officer, founder or control person,

(b)

the nature of the relationship between the individual and the director, executive officer, founder or control person including such matters as the frequency of contacts between them and the level of trust and reliance in the other circumstances, and

(c)

the number of “close personal friends” of the director, executive officer, founder or control person to whom securities have been distributed in reliance on the private issuer exemption or the family, friends and business associates exemption.

An individual is not a close personal friend solely because the individual is:

(a) a relative,

(b) a member of the same club, organization, association or religious group,

(c) a co-worker, colleague or associate at the same workplace,

(d) a client, customer, former client or former customer,

(e) a mere acquaintance, or

(f) connected through some form of social media, such as Facebook, Twitter or LinkedIn.

The relationship between the individual and the director, executive officer, founder or control person must be direct. For example, the exemption is not available to a close personal friend of a close personal friend of a director of the issuer. Further, a relationship that is primarily founded on participation in an internet forum is not considered to be that of a close personal friend.

A “close business associate” is an individual who has had sufficient prior business dealings with a director, executive officer, founder or control person of the issuer to be in a position to assess their capabilities and trustworthiness and to obtain information from them with respect to the investment.

The following factors are relevant to this determination:

(a)	the length of time the individual has known the director, executive officer, founder or control person,

(b)

the nature of any specific business relationships between the individual and the director, executive officer, founder or control person, including, for each relationship, when it began, the frequency of contact between them and when it terminated if it is not ongoing, and the level of trust and reliance in the other circumstances,

(c)

the nature and number of any business dealings between the individual and the director, executive officer, founder or control person, the length of the period during which they occurred, and the nature and date of the most recent business dealing, and

(d)

the number of “close business associates” of the director, executive officer, founder or control person to whom securities have been distributed in reliance on the private issuer exemption or the family, friends and business associates exemption.

An individual is not a close business associate solely because the individual is:

(a) a member of the same club, organization, association or religious group,

(b) a co-worker, colleague or associate at the same workplace,

(c) a client, customer, former client or former customer,

(d) a mere acquaintance, or

(e) connected through some form of social media, such as Facebook, Twitter or LinkedIn.

The relationship between the individual and the director, executive officer, founder or control person must be direct. For example, the exemptions are not available for a close business associate of a close business associate of a director of the issuer. Further, a relationship that is primarily founded on participation in an internet forum is not considered to be that of a close business associate.

The Subscriber agrees that the above representations and warranties will be true and correct both as of the execution of this Questionnaire and as of the Closing and acknowledges that they will survive the completion of the issue of the Shares.

The Subscriber acknowledges that the foregoing representations and warranties are made by the Subscriber with the intent that they be relied upon in determining the suitability of the Subscriber to acquire the Shares and that this Questionnaire is incorporated into and forms part of the Agreement and the undersigned undertakes to immediately notify the Issuer of any change in any statement or other information relating to the Subscriber set forth herein which takes place prior to the closing time of the purchase and sale of the Shares.

The Subscriber undertakes to immediately notify the Issuer of any change in any statement or other information relating to the Subscriber set forth in the Agreement or in this Questionnaire which takes place prior to the Closing.

By completing this Questionnaire, the Subscriber authorizes the indirect collection of this information by each applicable regulatory authority or regulator and acknowledges that such information is made available to the public under applicable laws.

DATED as of _______ day of __________________ , 20____.

Print Name of Subscriber (or person signing as agent
of the Subscriber)

By:
Signature

Print Name and Title of Authorized
Signatory (if Subscriber is not an individual)

APPENDIX “A”
TO CANADIAN INVESTOR QUESTIONNAIRE

Accredited Investors only: Please check the appropriate box and initial

[ ]	(a)	except in Ontario, a person registered under the securities legislation of a jurisdiction of Canada as an adviser or dealer,

[ ]	(b)	an individual registered under the securities legislation of a jurisdiction of Canada as a representative of a person referred to in paragraph (a),

[ ]	(c)

an individual formerly registered under the securities legislation of a jurisdiction of Canada, other than an individual formerly registered solely as a representative of a limited market dealer under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador),

[ ]	(d)

an individual who, either alone or with a spouse, beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $1,000,000 (YOU MUST INDICATE YOUR FINANCIAL ASSETS HERE: $__________________________ [   ] WITH SPOUSE / [   ] WITHOUT SPOUSE AND ALSO COMPLETE THE RISK ACKNOWLEDGEMENT FORM IN APPENDIX “B” ATTACHED TO THIS CERTIFICATE),

[ ]	(e)	an individual who beneficially owns financial assets having an aggregate realizable value that, before taxes but net of any related liabilities, exceeds $5,000,000,

[ ]	(f)

an individual whose net income before taxes exceeded $200,000 in each of the 2 most recent calendar years or whose net income before taxes combined with that of a spouse exceeded $300,000 in each of the 2 most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year (YOU MUST INDICATE YOUR NET INCOME HERE: $__________________________ [   ] WITH SPOUSE / [   ] WITHOUT SPOUSE AND ALSO COMPLETE THE RISK ACKNOWLEDGEMENT FORM IN APPENDIX “B” ATTACHED TO THIS CERTIFICATE),

[ ]	(g)

an individual who, either alone or with a spouse, has net assets of at least $5,000,000 (YOU MUST INDICATE YOUR NET ASSETS HERE: $__________________________ [   ] WITH SPOUSE / [   ] WITHOUT SPOUSE AND ALSO COMPLETE THE RISK ACKNOWLEDGEMENT FORM IN APPENDIX “B” ATTACHED TO THIS CERTIFICATE),

[ ]	(h)

a person, other than an individual or investment fund, that has net assets of at least $5,000,000 as shown on its most recently prepared financial statements and that has not been created or used solely to purchase or hold securities as an accredited investor as defined in this paragraph (h),

[ ]	(i)	an investment fund that distributes or has distributed its securities only to

(i)	a person that is or was an accredited investor at the time of the distribution,

(ii)

a person that acquires or acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] of NI 45-106, or 2.19 [Additional investment in investment funds] of NI 45-106, or

(iii)	a person described in paragraph (i) or (ii) that acquires or acquired securities under section 2.18 [Investment fund reinvestment] of NI 45-106,

[ ]	(j)

an investment fund that distributes or has distributed securities under a prospectus in a jurisdiction of Canada for which the regulator or, in Québec, the securities regulatory authority, has issued a receipt,

[ ]	(k)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be,

[ ]	(l)

a person acting on behalf of a fully managed account managed by that person, if that person is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction,

[ ]	(m)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded,

[ ]	(n)	an entity organized in a foreign jurisdiction that is analogous to the entity referred to in paragraph (a) in form and function,

[ ]	(o)

a person in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors,

[ ]	(p)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser,

[ ]	(q)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor, or

[ ]	(r)

a trust established by an accredited investor for the benefit of the accredited investor’s family members of which a majority of the trustees are accredited investors and all of the beneficiaries are the accredited investor’s spouse, a former spouse of the accredited investor or a parent, grandparent, brother, sister, child or grandchild of that accredited investor, of that accredited investor’s spouse or of that accredited investor’s former spouse.

Dated _____________________________ , 20____.

X
Signature of individual (if Subscriber is an individual)

X
Authorized signatory (if Subscriber is not an individual)

Name of Subscriber (please print)

Name of authorized signatory (please print)

APPENDIX “B”
TO CANADIAN INVESTOR QUESTIONNAIRE

Form 45-106F9

Form of Individual Accredited Investors

WARNING! This investment is risky. Don’t invest unless you can afford to lose all the money you pay for this investment.

SECTION 1 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
1. About your investment
Type of securities: common shares.	Issuer: KELSO TECHNOLOGIES INC.
Purchased from: ISSUER
SECTIONS 2 TO 4 TO BE COMPLETED BY THE PURCHASER
2. Risk acknowledgement
Your
This investment is risky. Initial that you understand that:		initials
Risk of loss – You could lose your entire investment of $__________ . [Instruction: Insert the total dollar amount of the investment.]
Liquidity risk – You may not be able to sell your investment quickly – or at all.
Lack of information – You may receive little or no information about your investment.

Lack of advice – You will not receive advice from the salesperson about whether this investment is suitable for you unless the salesperson is registered. The salesperson is the person who meets with, or provides information to, you about making this investment. To check whether the salesperson is registered, go to www.aretheyregistered.ca.

3. Accredited investor status

You must meet at least one of the following criteria to be able to make this investment. Initial the statement that applies to you. (You may initial more than one statement.) The person identified in section 6 is responsible for ensuring that you meet the definition of accredited investor. That person, or the salesperson identified in section 5, can help you if you have questions about whether you meet these criteria.

Your initials
•

Your net income before taxes was more than $200,000 in each of the 2 most recent calendar years, and you expect it to be more than $200,000 in the current calendar year. (You can find your net income before taxes on your personal income tax return.)

•

Your net income before taxes combined with your spouse’s was more than $300,000 in each of the 2 most recent calendar years, and you expect your combined net income before taxes to be more than $300,000 in the current calendar year.

• Either alone or with your spouse, you own more than $1 million in cash and securities, after subtracting any debt related to the cash and securities.
• Either alone or with your spouse, you have net assets worth more than $5 million. (Your net assets are your total assets (including real estate) minus your total debt.)
4. Your name and signature

By signing this form, you confirm that you have read this form and you understand the risks of making this investment as identified in this form.
First and last name (please print):
Signature:	Date:
SECTION 5 TO BE COMPLETED BY THE SALESPERSON
5. Salesperson information

[Instruction: The salesperson is the person who meets with, or provides information to, the purchaser with respect to making this investment. That could include a representative of the issuer or selling security holder, a registrant or a person who is exempt from the registration requirement.]

First and last name of salesperson (please print):
Telephone:	Email:
Name of firm (if registered):
SECTION 6 TO BE COMPLETED BY THE ISSUER OR SELLING SECURITY HOLDER
6. For more information about this investment
For investment in a non-investment fund
[Insert name of issuer/selling security holder]
[Insert address of issuer/selling security holder]
[Insert contact person name, if applicable]
[Insert telephone number]
[Insert email address]
[Insert website address, if applicable]

For investment in an investment fund
[Insert name of investment fund]
[Insert name of investment fund manager]
[Insert address of investment fund manager]
[Insert telephone number of investment fund manager]
[Insert email address of investment fund manager]
[If investment is purchased from a selling security holder, also insert name, address, telephone number and email address of selling security holder here]
For more information about prospectus exemptions, contact your local securities regulator. You can find contact information at www.securities-administrators.ca.

Form instructions:

1.	This form does not mandate the use of a specific font size or style but the font must be legible

2.	The information in sections 1, 5 and 6 must be completed before the purchaser completes and signs the form.

3.

The purchaser must sign this form. Each of the purchaser and the issuer or selling security holder must receive a copy of this form signed by the purchaser. The issuer or selling security holder is required to keep a copy of this form for 8 years after the distribution.

Schedule C

FORM OF ASSIGNMENT

THIS CONFIRMATORY ASSIGNMENT (the “Assignment”), dated as of _____________________ , 20___ (the “Effective Date”) is made BETWEEN:

Kelso Technologies Inc., a corporation having an address at 13966 -18B Avenue, South Surrey, British Columbia, V4A 8J1 (“Kelso”)

AND:

G & J Technologies Inc., a corporation having an address of 1353 Ellis Street, Suite 206, Kelowna, British Columbia, V1Y 1Z9 (“Service Provider”)

AND:

XXXXX (“Principal”)

WHEREAS, pursuant to a Technology Development Agreement having effect as and from November 10, 2016 (the “Technology Development Agreement”), Service Provider, through the personage of the Principal, has been involved in the provision of certain services to Kelso (the “Services”),

AND WHEREAS the goal of this Assignment is to confirm Kelso’s exclusive ownership of all intellectual property relating to the Services;

NOW THEREFORE IN CONSIDERATION of the sum of $10 paid by Kelso to Service Provider and the Principal and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged by Service Provider, the parties agree as follows:

1.	ASSIGNMENT OF INTELLECTUAL PROPERTY	of the actual knowledge of Service Provider and the Principal all of the
Each of the Service Provider and Principal hereby irrevocably grants,		Intellectual Property is original, and the use and exploitation thereof does
assigns and quitclaims to Kelso all worldwide right, title and interest of		not and shall not infringe the rights of any third parties; (c) the
any nature whatsoever in and to all inventions, works and intellectual		Intellectual Property encompasses all of the right, title and interest arising
property arising from the Services (provided that the same are described		from the provision of the Services; and (d) no other person (including any
in Schedule A of the Technology Development Agreement), including		current or past employer or Service Provider of Service Provider) has any
without limitation, all: (a) inventions, works, methods and processes,		right, title or interest in or to the Intellectual Property.
whether or not patented or patentable; (b) literary, artistic and other
works, whether or not protected by copyright (including without		4.	DISCLOSURE
limitation documentation, drawings, designs, wireframes, plans, notes		Service Provider and Principal agree not to disclose or use any works,
and working papers) whether in human or machine readable form; (c)		rights or confidential information arising out of the delivery of the
trade secrets, know-how and show-how, including without limitation all		Services or acquired in the performance of the Services, without the prior
information, design concepts, schematics and specifications necessary or		written consent of Kelso.
useful in the use or exploitation of works arising from the Services; (d)		5.	INDEPENDENT LEGAL ADVICE
trade-marks, whether or not registered; and (e) Internet domain names;		Service Provider and Principal understand that this Assignment contains
and all modifications, improvements, revisions, additions, customizations		important provisions concerning Service Provider’s and Principal’s rights
and enhancements made to any of the foregoing (collectively the		and confirms it has been read carefully. Service Provider and Principal
“Intellectual Property”), for the full duration of all such rights, and any		acknowledges and agree that Kelso has given it the opportunity to seek,
renewals or extensions thereof.		and has recommended that it obtain, independent legal advice with
2.	MORAL RIGHTS; LICENSE AND WAIVER	respect to the subject matter of this Assignment and Service Provider and
Principal hereby irrevocably waives all moral rights arising under the		Principal represents and warrants to Kelso that it has sought independent
Copyright Act (Canada) and any rights of similar effect in any country or		legal advice or waives such advice.
at common law (“Moral Rights”) that Principal may have arising out of		6.	GENERAL
the delivery of the Services, and acknowledges that such waiver may be		This Assignment shall be binding upon Service Provider and Principal
invoked by any person authorized by Kelso. Service Provider hereby		and their respective affiliates, agents, employees, directors, officers,
represents and warrants that all authors of the Intellectual Property		successors and assigns (as applicable); and shall enure to the benefit of
(including without limitation the Principal), have, for valuable		Kelso, its affiliates, and their respective affiliates, agents, employees,
consideration, irrevocably waived in writing, all of their Moral Rights		directors, officers, successors and assigns. This Assignment shall be
that such authors may have arising out of their participation in the		governed by and construed in accordance with the laws of the Province
creation of the Intellectual Property, and have acknowledged that such		of British Columbia and the laws of Canada applicable therein, and the
waiver may be invoked by any person authorized by Kelso to use the		parties hereby consent and submit to the exclusive jurisdiction of the
Intellectual Property. Aside from Moral Rights, if Service Provider or		courts located in the Province of British Columbia. In the event that any
Principal have any rights to the Intellectual Property that cannot be		provision of this Assignment is not enforceable, such provision shall be
assigned to Kelso, Service Provider and Principal each hereby		severed from this Assignment, and the remainder of this Assignment
unconditionally and irrevocably grant to Kelso an exclusive, irrevocable,		shall remain in full force and effect. This Assignment may be executed in
perpetual, worldwide, fully paid and royalty-free licence with rights to		counterparts, each of which when so executed shall be deemed to be an
sub-licence to all such rights for the full duration of such rights and any		original copy hereof, and all such counterparts together shall constitute
renewals or extensions thereof. Further, aside from Moral Rights, if		one single agreement. Either party may deliver a counterpart signature
Service Provider or Principal have any rights to the Intellectual Property		page by electronic transmission.
that cannot be so assigned or licensed, Service Provider and Principal each hereby unconditionally and irrevocably waives the enforcement of such rights, and all claims and causes of action of any kind against Kelso, its licensees, successors and assigns with respect to such rights. Service
Provider and Principal agree, at Kelso’s request and expense, to consent to and join in any action by Kelso to enforce such rights.

3.	REPRESENTATIONS
Service Provider and Principal hereby represent, warrant and covenant to
Kelso that: (a) immediately prior to the assignment of all Intellectual
Property hereunder, Service Provider owned all worldwide rights in and to the Intellectual Property and had not granted any license or other right to any other person in respect of the Intellectual Property; (b) to the best

INTENDING TO BE LEGALLY BOUND, the parties have signed this Agreement as of the day and year first written above.

KELSO TECHNOLOGIES INC.
(seal)
Signature
Printed Name
Address

G & J TECHNOLOGIES INC.
(seal)
Signature
Printed Name
Address

FOR XXXXXXX’S WITNESS:	XXXXX
SIGNED, SEALED & DELIVERED in the presence of:
(seal)
Printed Name of Witness	Signature
Signature	Address
Address	Address